Exhibit 99.1

Tencent Music Entertainment Group Announces Second Quarter 2026 Unaudited Financial Results

SHENZHEN, China, Aug. 11, 2026 /PRNewswire/ -- Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading all-in-one music and audio entertainment platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial Highlights

•	Total revenues were RMB8.93 billion (US$1.32 billion), representing a 5.8% year-over-year increase, primarily due to strong growth in revenues from music related services[1].

•	Revenues from music related services[1] were RMB7.61 billion (US$1.12 billion), representing 11.0% year-over-year growth, driven by solid growth in revenues from marketing and consumption services[2], such as offline performance related services, as well as revenues from membership services[3]. Revenues from membership services[3] were RMB4.79 billion (US$706 million), representing 8.1% year-over-year growth.

•	On an IFRS basis:

➢	Net profit attributable to equity holders of the Company was RMB2.47 billion (US$364 million), compared with RMB2.41 billion in the same period of 2025.

➢	Diluted earnings per ADS was RMB1.57 (US$0.23), compared with RMB1.55 in the same period of 2025.

•	On a non-IFRS basis:

➢	Adjusted EBITDA[4] was RMB3.25 billion (US$480 million), representing 5.2% year-over-year growth.

➢	Non-IFRS net profit attributable to equity holders of the Company[4] was RMB2.69 billion (US$396 million), representing 4.4% year-over-year growth.

➢	Non-IFRS diluted earnings per ADS was RMB1.70 (US$0.25), up from RMB1.66 in the same period of 2025.

•	Total cash, cash equivalents, term deposits and short-term investments as of June 30, 2026 were RMB44.22 billion (US$6.52 billion).

•	In the second quarter of 2026, the Company repurchased 43.5 million ADSs with cash for an aggregate consideration of approximately US$400.0 million.

Mr. Cussion Pang, Executive Chairman of TME, commented, “Our second-quarter results reflect the continued strength of our content-and-platform strategy. Concerts, merchandise, and other IP-driven experiences drove another quarter of solid growth in our marketing and consumption services, underscoring our ability to unlock greater value from premium music IP. Our expansion into digital audio through the integration of Ximalaya broadened our reach and enriched our ecosystem. As the industry evolves, we continue to champion copyright protection, foster a healthy ecosystem, and safeguard the value of creative work.”

1 Starting from the first quarter of 2026, “online music services” has been renamed to “music related services” to better reflect the nature of our businesses, including long-form audio. Such change does not affect the amounts of our historical revenue or its accounting treatment.

2 As part of music related services, marketing and consumption services primarily consist of advertising, offline performance related services and artist-related merchandise sales.

3 As part of music related services, membership services primarily consist of membership fees paid for membership benefits and privileges, including access to music and audio content, and other benefits and privileges within music related services.

4 See the sections entitled “Non-IFRS Financial Measures” and “Unaudited Non-IFRS Financial Measures” for more information about the non-IFRS measures referred to within this announcement.

Mr. Ross Liang, CEO of TME, continued, “Amid a rapidly evolving market, we remain steadfast in building an ecosystem where our users can discover, connect, and be inspired through music and audio experiences. Our focus on differentiated content and a vibrant community continues to deepen engagement with our core users, and SVIP membership continues to grow. The addition of Ximalaya is an exciting milestone that will allow us to deliver an even richer audio experience and serve our users more effectively. Together, we are shaping the future of music and audio entertainment and unlocking long-term growth.”

Second Quarter 2026 Operational Highlights

Products & Services – Elevated the music experience through continuous product innovation, ecosystem integration, and thoughtful AI application, to expand user reach and deepen engagement.

•	Enhanced the user experience through a more seamless discovery-to-playback journey, introducing vertical swipe-based discovery, video feeds, and expanded freemium access to drive higher daily time spent per user.

•	Expanded distribution and user acquisition through deeper integration with the broader Tencent ecosystem. We strengthened music content distribution through Weixin Video Accounts and improved click-through and conversion to our apps. We also collaborated with Weixin Pay to drive traffic to our lightweight apps, such as Bodian Music and Kugou Concept, which cater to users seeking a simpler music experience.

•	Harnessed AI agents to make music discovery more intuitive and personalized. We recently integrated with Weixin XiaoWei, and are pleased that by tapping into Weixin's massive user base, more users can discover songs, generate playlists, stream music with easy commands and instantly share favorite tracks with friends. Within QQ Music and Kugou Music, our upgraded AI agents now act as personal DJs, creating personalized playlists in real time that match what users want to hear in the moment.

IP-Centric Content Ecosystem – Deepened strategic partnerships, strengthened proprietary IP capabilities, and expanded presence in digital audio to reinforce long-term IP value.

•	Expanded strategic partnerships beyond traditional music licensing to unlock greater value. 1) Deepened our partnerships with Dream Music Group, securing first-release for its top artists while expanding into new areas of collaborations including content co-creation, physical offerings, and offline experiences. 2) To enrich how users experience music beyond audio, we partnered with Huace Film & TV, RUYI FILM, and Zhejiang Satellite TV to bring original soundtracks and popular music variety shows to our platform, creating a more immersive connection between music and visual entertainment.

•	Advanced our proprietary content creation capabilities and deepened artist development efforts to support growth of IP-driven experiences. 1) Produced hit releases for leading artists and major IPs, including Zhou Shen’s Blaze into Bloom, Liu Yuning’s Borrow a Little Light from Ordinary Days, and the theme song for the hit animated film All Wishes Come True!. 2) Following rapper Zhou Yan’s (GAI) successful EVOLUTION tour in Asia, we elevated his latest tour, REAL G, to stadium scale. We also supported renowned actor and singer Steven Zhang’s first-ever arena tour, New Journey. 3) Made a strategic investment in THE BLACK LABEL to help artists deepen connection with Chinese audiences.

•	The addition of Ximalaya strengthened our position as a leading music and audio ecosystem. Its extensive content library broadened our user reach and enriched our SVIP offering. Meanwhile, we have begun the backend integration journey, laying the foundation for operational efficiency gains over time.

Holistic IP Value Creation – Extended the value of premium IPs beyond streaming through digital and physical experiences, deepening fan engagement and driving diversified growth.

•	Continued to enhance our SVIP offering with differentiated IP-driven benefits, driving growth in user scale, engagement, and consumption of premium ancillary experiences. New benefits, including digital albums and tailored gift packages for artists and groups such as RENJUN, Lay Zhang, aespa, and RIIZE[5], deepened fan engagement.

•	Expanded music IP into more immersive offline experiences, contributing to strong growth in concert-related revenue. 1) Hosted three fan meetings in Macau, China for SM Entertainment’s trainee group, SMTR25, attracting tens of thousands of attendees and generating strong merchandise sales. 2) Building on last year’s success, we scaled up our proprietary international IP event, TIMA, expanding to a much larger venue to welcome more fans amid growing enthusiasm.

•	Extended the value of music IP through end-to-end IP merchandise development and distribution. Physical releases from KUN, Chen Chusheng, Eazin Poe, and Zhou Shen were met with strong demand, highlighting fans’ growing appetite for premium music collectibles.

Second Quarter 2026 Financial Review

Total revenues increased by RMB491 million, or 5.8%, to RMB8.93 billion (US$1.32 billion) from RMB8.44 billion in the same period of 2025. The revenue generated from Ximalaya was RMB407 million (US$60 million)6.

•	Revenues from music related services increased by 11.0% to RMB7.61 billion (US$1.12 billion), compared with RMB6.85 billion in the same period of 2025. The increase was driven by solid growth in revenues from marketing and consumption services, such as offline performance related services, as well as revenues from membership services. Revenues from membership services were RMB4.79 billion (US$706 million), representing 8.1% year-over-year growth, compared with RMB4.43 billion in the same period of 2025. The consolidation of Ximalaya contributed to the increase of our membership revenues. Additionally, our SVIP membership continued to expand and contributed to our membership revenue growth. Revenues from offline performances related services achieved robust year-over-year growth as we successfully staged several concerts for our strategically collaborated artists.

•	Revenues from social entertainment services and others decreased by 16.4% to RMB1.33 billion (US$196 million) from RMB1.59 billion in the same period of 2025.

Cost of revenues increased by 6.2% year-over-year to RMB4.98 billion (US$735 million), mainly due to increased costs related to offline performances, and higher long-form audio content costs due to expansion of content library. Meanwhile, revenue sharing fees decreased, resulting from declines in both revenue sharing ratio and revenues from social entertainment services.

5 Names grouped by artists and bands, sorted in alphabetical order by family names.

6 On May 18, 2026, the Company completed the acquisition of Ximalaya. Its financial results from the acquisition date have been included in the Company’s consolidated financial statements for the second quarter of 2026

Gross margin was 44.2%, compared with 44.4% in the same period of 2025. The consolidation of Ximalaya had a positive impact to our gross margin of this quarter.

Total operating expenses increased by 12.0% year-over-year to RMB1.30 billion (US$191 million). Operating expenses as a percentage of total revenues increased to 14.5% from 13.7% in the same period of 2025. The increase was primarily due to the consolidation of Ximalaya, including the amortization of intangible assets arising from the acquisition.

On an IFRS basis, net profit and net profit attributable to equity holders of the Company for the second quarter of 2026 were RMB2.55 billion (US$376 million) and RMB2.47 billion (US$364 million), respectively. Basic and diluted earnings per American Depositary Shares (“ADS”) for the second quarter of 2026 were RMB1.58 (US$0.23) and RMB1.57 (US$0.23), respectively. The Company had weighted averages of 1.56 billion basic and 1.58 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company’s Class A ordinary shares.

On a non-IFRS basis, adjusted EBITDA for the second quarter of 2026 were RMB3.25 billion (US$480 million). Non-IFRS net profit was RMB2.78 billion (US$410 million) and non-IFRS net profit attributable to equity holders of the Company was RMB2.69 billion (US$396 million). Non-IFRS basic and diluted earnings per ADS were RMB1.72 (US$0.25) and RMB1.70 (US$0.25), respectively. Please refer to the section in this press release titled “Non-IFRS Financial Measures” for details.

As of June 30, 2026, the combined balance of the Company’s cash, cash equivalents, term deposits and short-term investments amounted to RMB44.22 billion (US$6.52 billion), compared with RMB41.00 billion as of March 31, 2026.

Share Repurchase Program

Under our previously announced share repurchase programs, during the three months ended June 30, 2026, we repurchased a total of 43.5 million ADSs in the open market with cash for an aggregate consideration of approximately US$400.0 million at an average price of US$9.2 per ADS.

Environmental, Social, and Governance (“ESG”)

We continued to enhance tailored music experiences for users of all ages. This quarter, we enhanced Youth Mode across our core products and introduced a curated, age-appropriate content library for younger users to safely discover and enjoy music.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measures

The Company uses non-IFRS financial measures for the period, including non-IFRS net profit, adjusted EBITDA(inc.SBC) and adjusted EBITDA, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS financial measures for the period provide useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS financial measures for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS financial measures for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS financial measures for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA(inc.SBC) for the period represents net profit for the period excluding income tax expense, finance cost, share of profit/loss of associates and joint ventures, other gains/losses, interest income, depreciation of property, plant and equipment and right-of-use assets, and amortization of intangible assets.

Adjusted EBITDA for the period represents net profit for the period excluding income tax expense, finance cost, share of profit/loss of associates and joint ventures, other gains/losses, interest income, depreciation of property, plant and equipment and right-of-use assets, amortization of intangible assets, and share-based compensation expenses.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments and related income tax effects.

Please see the “Unaudited Non-IFRS Financial Measures” included in this press release for a full reconciliation of adjusted EBITDA(inc.SBC), adjusted EBITDA and non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading all-in-one music and audio entertainment platform in China, operating the country’s highly popular and innovative music and audio apps: QQ Music, Kugou Music, Kuwo Music, WeSing and Ximalaya. TME’s mission is to create endless possibilities with music and technology. Powered by its content-and-platform dual-engine strategy, TME’s expansive offerings extend the value of IP beyond online streaming into offline concerts, artist merchandise, and other IP-centric experiences. TME continuously innovates to deliver a seamless experience where users can discover, listen, sing, watch, perform, and connect across diverse scenarios, while unlocking the enduring value of music and audio IP. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 885034

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED INCOME STATEMENTS

	Three Months Ended June 30			Six Months Ended June 30
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Music related services*	6,854	7,605	1,121	12,658	14,119	2,081
Social entertainment services and others	1,588	1,328	196	3,140	2,709	399
	8,442	8,933	1,317	15,798	16,828	2,480
Cost of revenues	(4,693)	(4,984)	(735)	(8,807)	(9,333)	(1,376)
Gross profit	3,749	3,949	582	6,991	7,495	1,105

Selling and marketing expenses	(216)	(236)	(35)	(415)	(507)	(75)
General and administrative expenses	(940)	(1,059)	(156)	(1,884)	(1,999)	(295)
Total operating expenses	(1,156)	(1,295)	(191)	(2,299)	(2,506)	(369)
Interest income	254	229	34	551	475	70
Other gains, net	131	152	22	2,571	218	32
Operating profit	2,978	3,035	447	7,814	5,682	837

Share of net profit of investments accounted for using equity method	16	37	5	39	30	4
Finance cost	(12)	(5)	(1)	(37)	(51)	(8)
Profit before income tax	2,982	3,067	452	7,816	5,661	834

Income tax expense	(515)	(514)	(76)	(961)	(971)	(143)
Profit for the period	2,467	2,553	376	6,855	4,690	691

Attributable to:
Equity holders of the Company	2,409	2,471	364	6,700	4,562	672
Non-controlling interests	58	82	12	155	128	19

Earnings per share for Class A and Class B ordinary shares
Basic	0.79	0.79	0.12	2.19	1.47	0.22
Diluted	0.78	0.78	0.12	2.16	1.46	0.21

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	1.57	1.58	0.23	4.38	2.94	0.43
Diluted	1.55	1.57	0.23	4.32	2.91	0.43

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,059,783,073	3,128,328,814	3,128,328,814	3,057,167,291	3,104,964,331	3,104,964,331
Diluted	3,102,937,547	3,151,215,721	3,151,215,721	3,098,531,942	3,132,392,396	3,132,392,396

ADS used in earnings per ADS computation
Basic	1,529,891,537	1,564,164,407	1,564,164,407	1,528,583,645	1,552,482,166	1,552,482,166
Diluted	1,551,468,773	1,575,607,860	1,575,607,860	1,549,265,971	1,566,196,198	1,566,196,198

* Starting from the first quarter of 2026, “online music services” has been renamed to “music related services” to better reflect the nature of our businesses, including long-form audio. Such change does not affect the amounts of our historical revenue or its accounting treatment.

TENCENT MUSIC ENTERTAINMENT GROUP
REVENUES FROM MUSIC RELATED SERVICES

	Three Months Ended June 30			Six Months Ended June 30
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)			(in millions)
Revenues from music related services
Membership services*	4,434	4,792	706	8,718	9,360	1,379
Marketing and consumption services**	2,420	2,813	415	3,940	4,759	701
	6,854	7,605	1,121	12,658	14,119	2,081

*As part of music related services, membership services primarily consist of membership fees paid for membership benefits and privileges, including access to music and audio content, and other benefits and privileges within music related services.

**As part of music related services, marketing and consumption services primarily consist of advertising, offline performance related services and artist-related merchandise sales.

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURES

	Three Months Ended June 30			Six Months Ended June 30
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Profit for the period	2,467	2,553	376	6,855	4,690	691
Adjustments:
Income tax expense	515	514	76	961	971	143
Finance cost	12	5	1	37	51	8
Share of net profit of investments accounted for using equity method	(16)	(37)	(5)	(39)	(30)	(4)
Operating profit	2,978	3,035	447	7,814	5,682	837
Other gains, net	(131)	(152)	(22)	(2,571)	(218)	(32)
Interest income	(254)	(229)	(34)	(551)	(475)	(70)
Depreciation of property, plant and equipment and right-of-use assets	40	45	7	78	80	12
Amortisation of intangible assets	314	379	56	589	677	100
Adjusted EBITDA(inc. SBC)	2,947	3,078	454	5,359	5,746	847
Share-based compensation	147	176	26	297	339	50
Adjusted EBITDA	3,094	3,254	480	5,656	6,085	897

Profit for the period	2,467	2,553	376	6,855	4,690	691
Adjustments:
Amortization of intangible and other assets arising from business acquisitions or combinations*	89	157	23	194	246	36
Share-based compensation	147	176	26	308	339	50
Gains from investments**	(2)	(28)	(4)	(2,377)	(30)	(4)
Income tax effects***	(61)	(77)	(11)	(114)	(131)	(19)
Non-IFRS Net Profit	2,640	2,781	410	4,866	5,114	754

Attributable to:
Equity holders of the Company	2,574	2,686	396	4,698	4,959	731
Non-controlling interests	66	95	14	168	155	23

Earnings per share for Class A and Class B ordinary shares
Basic	0.84	0.86	0.13	1.54	1.60	0.24
Diluted	0.83	0.85	0.13	1.52	1.58	0.23

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	1.68	1.72	0.25	3.07	3.19	0.47
Diluted	1.66	1.70	0.25	3.03	3.17	0.47

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,059,783,073	3,128,328,814	3,128,328,814	3,057,167,291	3,104,964,331	3,104,964,331
Diluted	3,102,937,547	3,151,215,721	3,151,215,721	3,098,531,942	3,132,392,396	3,132,392,396

ADS used in earnings per ADS computation
Basic	1,529,891,537	1,564,164,407	1,564,164,407	1,528,583,645	1,552,482,166	1,552,482,166
Diluted	1,551,468,773	1,575,607,860	1,575,607,860	1,549,265,971	1,566,196,198	1,566,196,198

* Represents the amortization of identifiable assets, including intangible assets such as domain name, trademark, copyrights, supplier resources, corporate customer relationships and non-compete agreement etc., and fair value adjustment on music content (i.e., signed contracts obtained for the rights to access to the music contents for which the amount was amortized over the contract period), resulting from business acquisitions or combination.
** Including the net gains/losses on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments, other expenses in relation to equity transactions of investments and the fair value changes of consideration liabilities related to the acquisition of Ximalaya.
*** Represents the income tax effects of Non-IFRS adjustments.

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEETS

	As at December 31, 2025	As at June 30, 2026
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	1,201	1,540	227
Land use rights	2,290	2,254	332
Right-of-use assets	287	322	47
Intangible assets	2,899	5,895	869
Goodwill	20,521	29,757	4,386
Investments accounted for using equity method	1,659	2,691	397
Financial assets at fair value through other comprehensive income	26,231	19,147	2,822
Other investments	303	934	138
Prepayments, deposits and other assets	365	445	66
Deferred tax assets	498	633	93
Term deposits	13,810	13,640	2,010
	70,064	77,258	11,386

Current assets
Inventories	41	98	14
Accounts receivable	3,903	4,184	617
Prepayments, deposits and other assets	4,183	4,745	699
Other investments	83	72	11
Short-term investments	-	123	18
Term deposits	15,763	6,761	996
Restricted Cash	15	8	1
Cash and cash equivalents	8,470	23,698	3,493
	32,458	39,689	5,849

Total assets	102,522	116,947	17,236

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	29,919	34,933	5,148
Shares held for share award schemes	(801)	(870)	(128)
Treasury shares	(664)	(3,389)	(499)
Other reserves	22,450	16,478	2,429
Retained earnings	29,381	31,118	4,586
	80,287	78,272	11,536
Non-controlling interests	2,763	2,801	413

Total equity	83,050	81,073	11,949

LIABILITIES
Non-current liabilities
Borrowings	-	7,142	1,053
Notes payables	3,497	3,390	500
Other payables and other liabilities	379	468	69
Deferred tax liabilities	504	1,462	215
Lease liabilities	200	218	32
Deferred revenue	303	447	66
	4,883	13,127	1,935

Current liabilities
Accounts payable	6,284	6,716	990
Other payables and other liabilities	3,558	4,451	656
Borrowings	-	5,997	884
Current tax liabilities	1,092	999	147
Lease liabilities	116	137	20
Deferred revenue	3,539	4,447	655
	14,589	22,747	3,352

Total liabilities	19,472	35,874	5,287

Total equity and liabilities	102,522	116,947	17,236

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEETS

	Three Months Ended June 30			Six Months Ended June 30
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	1,638	2,864	422	4,157	5,196	766
Net cash (used in)/provided by investing activities	(633)	(3,718)	(548)	(3,854)	2,932	432
Net cash (used in)/provided by financing activities	(2,056)	6,262	923	(2,512)	7,273	1,072
Net (decrease)/increase in cash and cash equivalents	(1,051)	5,408	797	(2,209)	15,401	2,270
Cash and cash equivalents at beginning of the period	12,022	18,416	2,714	13,164	8,470	1,248
Exchange differences on cash and cash equivalents	28	(126)	(19)	44	(173)	(25)
Cash and cash equivalents at end of the period	10,999	23,698	3,493	10,999	23,698	3,493